UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

Commission File Number: 001-37877

The Bank of N.T. Butterfield & Son Limited
(Translation of registrant’s name into English)

65 Front Street
Hamilton, HM 12
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Attached hereto as Exhibit 99.1 is the press release announcing the resolution with the United States Department of Justice ("DOJ") concerning the DOJ's inquiry into Butterfield’s legacy business with US clients that had been publicized in November 2013.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2021	THE BANK OF N.T. BUTTERFIELD & SON LIMITED

	By:	/s/Shaun Morris
	Name:	Shaun Morris
	Title:	General Counsel and Group Chief Legal Officer

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EXHIBIT INDEX

Exhibit	Description

99.1	Press release

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